HAEMACURE CORPORATION
                Report - section 114 of the Securities Regulation
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During the fiscal year ended October 31, 2001, Haemacure Corporation issued the following securities in Quebec under the exemption prescribed by section 52 of the Securities Act.

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     Securities                  Number                        Value
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      Options                    62,000                Exercise price $1.35
                                                             per share
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During the fiscal year ended October 31, 2001, no securities were distributed upon the exercise of a right or of a warrant previously distributed in Quebec or upon the exercise of an option previously distributed in Quebec.